Confidential treatment has been requested by Santander Consumer USA Holdings Inc. pursuant to 17 CFR § 200.83 83 for certain portions of this letter and exhibit hereto, which information is denoted by ***.

[WLRK Letterhead]

January 8, 2014

VIA EDGAR AND EMAIL

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Santander Consumer USA Holdings Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 6, 2014
File No. 333-189807

Dear Ms. Hayes:

On behalf of Santander Consumer USA Holdings Inc. (the “Company”), this letter supplementally provides to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) information regarding the estimated price range to be set forth in the preliminary prospectus circulated to investors. Based on current market conditions, the estimated price range is expected to be between $*** and $*** per share of common stock of the Company. The foregoing price range is based on market information as of January 6, 2014 and may change in the future.

Attached as Exhibit A to this letter are certain pages of Amendment No. 4 to the Company’s Registration Statement that are marked to show changes based on the foregoing estimated price range. The Company confirms that it will disclose a price range in the preliminary prospectus circulated to investors.

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1378.

Very truly yours,

/s/ Benjamin M. Roth

Benjamin M. Roth

Enclosure

cc:	Eldridge A. Burns, Jr. (Santander Consumer USA Holdings Inc.)

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

EXHIBIT A

Subject to Completion, Dated ***, 2014.

PROSPECTUS

*** Shares

Santander Consumer USA Holdings Inc.

Common Stock

This is the initial public offering of our common stock. The selling stockholders named in this prospectus are selling *** shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders. We currently expect the initial public offering price to be between $*** and $*** per share of common stock.

Some of the selling stockholders have granted the underwriters an option to purchase up to *** additional shares of common stock.

We have applied to have the common stock listed on the New York Stock Exchange under the symbol “SC.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price
Underwriting discounts
Proceeds, to the selling stockholders (before expenses)

The underwriters expect to deliver the shares to purchasers on or about             , 2014 through the book-entry facilities of The Depository Trust Company, New York.

Global Coordinators and Joint Book-Running Managers

Citigroup	J.P. Morgan

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities	Santander

Barclays	Goldman, Sachs & Co.	Morgan Stanley	RBC Capital Markets

BMO Capital Markets	Credit Suisse	UBS Investment Bank	Wells Fargo Securities

Co-Managers

KKR	Sandler O’Neill + Partners, L.P.	Stephens Inc.	LOYAL3 Securities

Prospectus dated             , 2014

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

Unless otherwise indicated, the information presented in this prospectus assumes (i) an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus, and (ii) that the underwriters’ over-allotment option is not exercised.

Santander Consumer USA Holdings Inc. is a newly-formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Unless we state otherwise or the context otherwise requires, references in this prospectus to “SCUSA,” “we,” “our,” “us,” and the “Company” for all periods after the reorganization transactions described in the section entitled “Reorganization” (which will be completed in connection with this offering) refer to Santander Consumer USA Holdings Inc. and its consolidated subsidiaries after giving effect to such reorganization transactions. For all periods before the completion of such reorganization transactions, these terms refer to Santander Consumer USA Inc., an Illinois corporation, and its predecessors and their respective consolidated subsidiaries.

i

Strong Relationship with Santander. Santander, operating through Santander Consumer Finance’s pan-European platform, is one of the top three consumer lending companies and is a leading non-captive vehicle lender in twelve European countries. Santander Consumer Finance’s eleven global OEM relationships and large vehicle loan portfolio provide future opportunities for us. Santander, a deposit-funded lender, also has provided us with significant funding support, both through existing committed liquidity and opportunistic extensions of credit. Because of our relationship with Santander, we are subject to the regulatory oversight of the Federal Reserve System (the “Federal Reserve”). This oversight has led us to develop and maintain extensive risk management and reporting procedures and has helped us to continually adapt to the evolving regulatory requirements for consumer finance in the United States.

Experienced Management Team. Our management team has ably steered the company through economic expansions as well as downturns, as evidenced by our strong financial performance in 2008 and 2009. Thomas G. Dundon, our Chief Executive Officer and one of our founders, has approximately 20 years of experience in the consumer finance industry. In addition, Jason Kulas, our President and Chief Financial Officer, has approximately 18 years of experience in the financial services industry and seven years of experience as our Chief Financial Officer. Further, our senior management team has an average of over 16 years of experience across the financial services and consumer industries. Our management will also hold meaningful stakes in the company after giving effect to the offering. Mr. Dundon will own approximately ***% of our outstanding common stock as well as options to purchase an additional ***%, and the remainder of our senior management team in aggregate will own approximately ***% of our common stock and options to purchase an additional ***%.

Our Business Strategy

Our primary goal is to create stockholder value by leveraging our systems, data, liquidity and management. Our growth strategy is to increase market penetration in the consumer finance industry either by increasing share in existing channels or by broadening the number of origination channels while deploying our capital and funding efficiently.

Expand Our Vehicle Finance Franchise

Organic Growth in Indirect Auto Finance. We have a deep knowledge of consumer behavior across the full credit spectrum and are a key player in the U.S. vehicle finance market. We have the ability to continue to increase our market penetration in the vehicle finance market, subject to attractive market conditions, via the number and depth of our relationships. We plan to achieve this in part through rolling out alliance programs with national vehicle dealer groups and financial institutions, including banks, credit unions, and other lenders, in both the prime and nonprime vehicle finance markets. Our technology-based platform enables us to integrate seamlessly with other originators and thereby benefit from their channels and brands.

Strategic Alliances with OEMs. We plan to expand our existing OEM relationships and develop future relationships with other OEMs to drive incremental origination volume. The loans and leases originated through Chrysler Capital should provide us with the majority of our near-term expected growth. In addition, the experience gained in lease and dealer financing can be applied to improve origination volume through the rest of our dealer base. Our relationship with Chrysler has accelerated our transformation into a full-service vehicle finance company that provides financial products and services to consumers and automotive dealers.

Growth in Direct-to-Consumer Exposure. We are working to further diversify our vehicle finance product offerings by expanding our web-based, direct-to-consumer offerings. Our RoadLoans.com program is a preferred finance resource for many major vehicle shopping websites, including Cars.com, AutoTrader.com, Kelley Blue Book, and eBay Motors. In addition, we are working to integrate our direct-to-consumer offerings with many of the major vehicle brands in the United States, including Chrysler, Jeep, Dodge, Ram, and Fiat. We will continue to focus on securing relationships with additional vehicle-related websites.

Our recent agreement with Chrysler may not result in currently anticipated levels of growth and is subject to certain performance conditions that could result in termination of the agreement. The loans and leases originated through Chrysler Capital are expected to provide us with the majority of our projected growth over the next several years. If we are unable to realize the expected benefits of our relationship with Chrysler, or if our agreement with Chrysler were to terminate for failure to meet certain milestones and performance metrics, our future growth would be negatively impacted.

Our business could be negatively impacted if we are unsuccessful in developing and maintaining relationships with automobile dealerships. Our ability to acquire loans and automotive leases is reliant on our relationships with reputable automotive dealers that direct consumers to our offices or originate loans at the point-of-sale, which we subsequently purchase. None of our relationships are exclusive, and they may be terminated at any time.

Our financial condition, liquidity, and results of operations depend on the credit performance of our loans. Nonprime receivables, which comprise more than 80% of our consumer loans, experience higher default rates than prime receivables, which subjects us to a higher risk of losses on those receivables. In addition, our prime portfolio, for which we have less ability to make risk adjustments to pricing compared to our nonprime loan portfolio, is rapidly growing. As a result, a larger proportion of our business will consist of loans with respect to which we have less flexibility to adjust pricing to absorb losses.

The above list is not exhaustive, and we face additional challenges and risks. Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the section entitled “Risk Factors.”

Reorganization

In July 2013, Santander Consumer USA Inc., an Illinois corporation (“SCUSA Illinois”), formed Santander Consumer USA Holdings Inc., a Delaware corporation (“SCUSA Delaware”), and SCUSA Merger Sub Inc., an Illinois corporation and a wholly owned subsidiary of SCUSA Delaware (“SCUSA Merger Sub”). Both SCUSA Delaware and SCUSA Merger Sub were formed solely for the purpose of effecting this offering. Neither SCUSA Delaware nor SCUSA Merger Sub has engaged in any business or other activities except in connection with their respective formations and effecting this offering, and, except for SCUSA Delaware holding the stock of SCUSA Merger Sub, neither holds any assets and, except for SCUSA Merger Sub being a wholly owned subsidiary of SCUSA Delaware, neither has any subsidiaries. Prior to the consummation of this offering, SCUSA Merger Sub will merge with and into SCUSA Illinois, with SCUSA Illinois surviving the merger as a wholly owned subsidiary of SCUSA Delaware, the registrant. In the merger, all of the outstanding shares of common stock of SCUSA Illinois will be converted into shares of SCUSA Delaware common stock on a *** for *** basis. We refer to these transactions as the “Reorganization.”

Principal Stockholders

The majority of our common stock is held collectively by (1) Santander Holdings USA, Inc. (“SHUSA”), a wholly owned subsidiary of Santander; (2) Sponsor Auto Finance Holdings Series LP (“Auto Finance Holdings”), an investment vehicle owned by (i) funds managed by Centerbridge Partners, L.P., Kohlberg Kravis Roberts & Co. L.P., and Warburg Pincus LLC; (ii) DFS Sponsor Investments LLC, an entity affiliated with Mr. Dundon; and (iii) our President and Chief Financial Officer; and (3) DDFS LLC, an entity owned by Mr. Dundon. We refer to these three stockholders, collectively, as our “Principal Stockholders.”

SHUSA is a bank holding company with total assets of $77 billion as of September 30, 2013. SHUSA’s primary assets include our common stock and all of the stock of SBNA, whose primary business consists of attracting deposits from its network of over 700 retail branches and originating small business loans, middle market commercial loans, multi-family loans, residential mortgage loans, home equity loans and lines of credit, and vehicle and other consumer loans in the communities served by its branches.

Centerbridge Partners, L.P. is a private investment firm based in New York City and has approximately $20 billion in capital under management as of September 2013. The firm focuses on private equity and credit investments. The firm is dedicated to partnering with world-class management teams across targeted industry sectors to help companies achieve their operating and financial objectives.

Kohlberg Kravis Roberts & Co. L.P., together with its affiliates (“KKR”), is a leading global investment firm with approximately $90 billion in assets under management as of September 30, 2013. KKR offers a broad range of investment management services to fund investors and provides capital markets services for the firm, its portfolio companies, and third parties. KKR has over 80 portfolio companies in its private equity funds.

Warburg Pincus is a leading global private equity firm focused on growth investing. Founded more than 40 years ago, the firm has remained true to a unique and enduring strategy of investing in growth businesses in partnership with entrepreneurs and superior management teams. As of September 30, 2013, the firm has more than $35 billion of assets under management and an active private equity portfolio of more than 125 companies globally.

Our management will also hold meaningful stakes in the company after giving effect to the offering. Mr. Dundon will own approximately ***% of our common stock as well as options to purchase an additional ***%, and the remainder of our senior management team in aggregate will own approximately ***% of our common stock and options to purchase an additional ***%. See “Certain Relationships and Related Party Transactions” and “Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders” and the documents referred to herein for more information with respect to our relationship with our Principal Stockholders.

The December 2011 equity transaction whereby Auto Finance Holdings became a stockholder in SCUSA is referred to in this document as the “Equity Transaction.”

Additional Information

Our principal executive offices are located at 8585 North Stemmons Freeway, Suite 1100-N, Dallas, Texas 75247, and our telephone number is (214) 634-1110. Our Internet address is www.santanderconsumerusa.com. Information on, or accessible through, our website is not part of this prospectus.

The Offering

Issuer	Santander Consumer USA Holdings Inc.

Common stock offered by the selling stockholders	*** shares of common stock.

Underwriters’ over-allotment option to purchase additional shares	*** shares of common stock from the selling stockholders.

Common stock to be outstanding immediately after this offering	*** shares of common stock.(1)

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Voting rights	One vote per share.

Dividend policy	It has been our policy to pay a dividend to all common stockholders. Following the completion of this offering, we currently intend to pay dividends on a quarterly basis at an initial amount of approximately $*** per share. Our board of directors may also change or eliminate the payment of future dividends at its discretion, without prior notice to our stockholders, and our dividend policy and practice may change at any time and from time to time in the future. Any future determination to pay dividends to our stockholders will be dependent upon our financial condition, results of operations, capital requirements, government regulations, and any other factors that our board of directors may deem relevant at such time and from time to time. For information regarding our recent dividends, see “Dividend Policy.”

Listing	We have applied to list our common stock on the New York Stock Exchange (which we refer to as “NYSE”) under the trading symbol “SC.”

Risk factors	Please read the section entitled “Risk Factors” beginning on page 13 for a discussion of some of the factors you should consider before buying our common stock.

(1)	Based on *** shares of common stock issued and outstanding as of ***, 2014, after giving effect to the Reorganization. As of ***, 2014, there were nineteen holders of our common stock. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding does not include an aggregate of up to *** shares of common stock comprised of:

•	*** shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $*** per share, of which *** shares were vested as of ***, 2014; and

•	*** shares of common stock reserved for issuance under our 2011 Management Equity Plan.

Directed Share Program	At our request, the underwriters have reserved up to 3% of the shares of common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. See “Underwriting.”

LOYAL3 Platform	At our request, the underwriters have reserved up to 2% of the shares of common stock offered by this prospectus to be offered through the LOYAL3 platform at the initial public offering price. See “Underwriting.”

Conflict of Interest	Because Santander Investment Securities Inc. and KKR Capital Markets LLC, underwriters for this offering, are under common control with us and certain of the selling stockholders and because affiliates of each of these underwriters will receive at least 5% of the proceeds of this offering, a conflict of interest under Financial Industry Regulatory Authority (“FINRA”) Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with that rule. See “Underwriting — Conflict of Interest.”

unauthorized or constitutes an unsafe or unsound business practice, and could exercise its power to restrict us from engaging in any such activity. The Federal Reserve may also impose substantial fines and other penalties for violations that we may commit. Additionally, the Federal Reserve has the authority to approve or disallow acquisitions we may contemplate, which may limit our future growth plans. To the extent that we are subject to banking regulation, we could be at a competitive disadvantage because some of our competitors are not subject to these limitations.

Risks Related to Our Common Stock

You will incur immediate dilution as a result of this offering.

If you purchase our common stock in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $*** per share, assuming an initial offering price of $*** per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and based on our net tangible book value per share of $*** as of September 30, 2013 after giving effect to the Reorganization, representing the difference between such assumed offering price and our net tangible book value per share. Accordingly, if we are liquidated at our book value, you would not receive the full amount of your investment. If Chrysler elects to exercise its option to purchase an equity participation in the Chrysler Capital portion of our business through an equity interest directly in SCUSA, its new interest could dilute the interests of the then-existing shareholders. See “Dilution” and “Business — Our Relationship with Chrysler.”

There is currently no market for our common stock and a market for our common stock may not develop, which could adversely affect the liquidity and price of our common stock.

Before this offering, there has been no established public market for our common stock. An active, liquid trading market for our common stock may not develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration. We have applied to have our common stock listed on the NYSE, but our application may not be approved. In addition, the liquidity of any market that may develop or the price that our stockholders may obtain for their shares of common stock cannot be predicted. The initial public offering price for our common stock will be determined by negotiations between us, the selling stockholders, and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell.

The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering or in future offerings, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and price that we deem appropriate.

Upon completion of this offering and the Reorganization, we will have *** shares of common stock. Of the outstanding shares of common stock, all of the *** shares sold in this offering, other than any shares that may be purchased in this offering by a holder that is subject to an agreement, will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)), may only be sold in compliance with the limitations described in the section of this prospectus entitled “Shares Eligible for Future Sale.” Taking into consideration the effect of the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, the remaining shares of our common stock may be eligible for resale in the public market under Rule 144 under the Securities Act subject to applicable restrictions under Rule 144.

We, our Principal Stockholders, our directors and certain of our officers have agreed to customary lock-up agreements with the underwriters in connection with this offering. See “Underwriting.” Shareholder agreements that we have entered into with certain of our officers in connection with the Equity Transaction and certain of our employees (“Management Shareholder Agreements”) also provide that these officers and employees may not sell or otherwise dispose of our common stock for customary periods before and after an underwritten offering of shares of our common stock. See “Certain Relationships and Related Party Transactions — 2011 Investment.” An aggregate of *** shares of our common stock, after giving effect to the Reorganization, are subject to these lock-up arrangements. In addition, the Management Shareholder Agreements provide for certain repurchase rights and restrictions, including that shares acquired in the Equity Transaction may not be transferred until December 31, 2016 and that certain shares acquired through the exercise of stock options may not be transferred for certain periods.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately *** shares of common stock, after giving effect to the Reorganization, for issuance under our 2011 Management Equity Plan. Any shares issued in connection with acquisitions, the exercise of stock options, or otherwise would dilute the percentage ownership held by investors who purchase our shares in this offering. See “Shares Eligible for Future Sale.”

Substantially all of the shares of common stock existing prior to this offering are subject to registration rights pursuant to the Shareholders Agreement. In addition, we have granted certain of our officers and employees piggyback registration rights in the Management Shareholder Agreements pursuant to which they may require us to include their shares in future offerings that involve, in whole or in part, a secondary offering of our shares, provided that Auto Finance Holdings is selling shares in such offering. See “Certain Relationships and Related Party Transactions — Shareholders Agreement — Registration Rights” and “Certain Relationships and Related Party Transactions — 2011 Investment.”

The market price of our common stock may be volatile, which could cause the value of an investment in our common stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in or failure to meet publicly disclosed expectations as to our future financial performance;

•	downgrades in securities analysts’ estimates of our financial performance or lack of research and reports by industry analysts;

•	changes in market valuations or earnings of similar companies;

•	any future sales of our common stock or other securities; and

•	additions or departures of key personnel.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar

Our Principal Stockholders will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our Principal Stockholders exert, and after this offering will continue to exert, significant influence over us, including pursuant to the terms of the Shareholders Agreement. As set forth under “Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders,” the Principal Stockholders will continue to own approximately ***% of our common stock after the completion of this offering, assuming the underwriters do not exercise any of their over-allotment option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, the Principal Stockholders will own approximately ***% of our common stock. Pursuant to the Shareholders Agreement, the Principal Stockholders will have the right to nominate all of our directors from and after this offering, provided certain minimum share ownership thresholds are maintained. See “Certain Relationships and Related Party Transactions — Shareholders Agreement.” Through our board of directors, our Principal Stockholders will control our policies and operations, including, among other things, the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence of debt by us, and the entering into of extraordinary transactions.

In addition, the Shareholders Agreement provides our Principal Stockholders with approval rights in their capacity as stockholders over certain specific actions taken by SCUSA, provided certain minimum share ownership thresholds are maintained. These actions include, among other things, mergers and sales of all or substantially all of our assets. The Principal Stockholders may have interests that do not align with the interests of our other stockholders, including with regard to pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our other stockholders. For example, our Principal Stockholders could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. The Principal Stockholders will have effective control over our decisions to enter into such corporate transactions regardless of whether others believe that the transaction is in our best interests. Such control may have the effect of delaying, preventing, or deterring a change of control of SCUSA, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of SCUSA, and might ultimately affect the market price of our common stock. See “Certain Relationships and Related Party Transactions — Shareholders Agreement” and “Description of Capital Stock.”

Certain of our Principal Stockholders or their respective investors are also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Certain of our Principal Stockholders or their respective investors may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us. None of our Principal Stockholders nor any of their affiliates will be obligated to present any particular investment or business opportunity to us, even if such opportunity is of a character that could be pursued by us, and may pursue it for their own account or recommend to any other person any such investment opportunity. See “Description of our Capital Stock — Renunciation of Corporate Opportunities.”

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, the Principal Stockholders will continue to own a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

REORGANIZATION

In July 2013, Santander Consumer USA Inc., an Illinois corporation (“SCUSA Illinois”), formed Santander Consumer USA Holdings Inc., a Delaware corporation (“SCUSA Delaware”), and SCUSA Merger Sub Inc., an Illinois corporation and a wholly owned subsidiary of SCUSA Delaware (“SCUSA Merger Sub”). SCUSA Delaware is the registrant in this offering. Both SCUSA Delaware and SCUSA Merger Sub were formed solely for the purpose of effecting this offering. Neither SCUSA Delaware nor SCUSA Merger Sub has engaged in any business or other activities except in connection with their respective formations and effecting this offering, and, except for SCUSA Delaware holding the stock of SCUSA Merger Sub, neither holds any assets and, except for SCUSA Merger Sub being a wholly owned subsidiary of SCUSA Delaware, neither has any subsidiaries. Prior to the closing of this offering, SCUSA Merger Sub will merge with and into SCUSA Illinois, with SCUSA Illinois continuing as the surviving corporation and a wholly owned subsidiary of SCUSA Delaware, the registrant. In the merger, all of the outstanding shares of common stock of SCUSA Illinois will be converted into shares of SCUSA Delaware common stock on a *** for *** basis.

The Reorganization will not result in any change of the business, management, jobs, fiscal year, assets, liabilities, or location of the principal facilities of SCUSA Illinois.

DIVIDEND POLICY

It has been our policy in recent years to pay a dividend to all common stockholders. Following the completion of this offering, we currently intend to pay dividends on a quarterly basis at an initial amount of approximately $*** per share. Our board of directors may also change or eliminate the payment of future dividends at its discretion, without prior notice to our stockholders, and our dividend policy and practice may change at any time and from time to time in the future. Any future determination to pay dividends to our stockholders will be dependent upon our financial condition, results of operation, capital needs, government regulations, and any other factors that our board of directors may deem relevant at such time and from time to time.

Our recent dividends have been as follows:

			Outstanding Shares on Date of Record			Dividend per Share
Dividend Declared	Declared on Earnings for	Dividend Amount	Actual	(Adjusted for Reorganization)		Actual	(Adjusted for Reorganization)
December 2010	2010	$400,000,000	92,173,913	*	**	$4.34	*	**
March 2011	2010	247,632,000	92,173,913	*	**	2.69	*	**
April 2011	2011	217,681,200	92,173,913	*	**	2.36	*	**
April 2012	2011	243,643,727	129,819,883	*	**	1.88	*	**
April 2012	2012	86,356,273	129,819,883	*	**	0.67	*	**
September 2012	2012	145,000,000	129,819,883	*	**	1.12	*	**
October 2012	2012	200,000,000	129,819,883	*	**	1.54	*	**
December 2012	2012	60,000,000	129,819,883	*	**	0.46	*	**
April 2013	2013	290,401,495	129,821,447	*	**	2.24	*	**

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of common stock is substantially in excess of the net tangible book value per share of our common stock attributable to existing stockholders for our presently outstanding shares of common stock. As of September 30, 2013, net tangible book value attributable to our stockholders was $2,440,585,000, or $*** per share of common stock based on *** shares of common stock issued and outstanding after giving effect to the Reorganization. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of outstanding shares of common stock.

This offering will result in an immediate dilution in the net tangible book value of $*** per share to the investors who purchase our common stock in this offering.

The following table illustrates the per share dilution after giving pro forma effect to this offering:

Initial public offering price per share			$	***
Net tangible book value per share as of September 30, 2013	$	***

Dilution per share to new investors			$	***

The following table summarizes, as of September 30, 2013, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased, the total consideration paid or to be paid for these shares, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the initial public offering price of $*** per share, the midpoint of the range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number		Percent	Amount		Percent
Existing stockholders	*	**	***%	$	***	***%	$	***
New investors (1)	*	**	***		***	***		***
Total	*	**	100.0		***	100.0

(1)	The selling stockholders identified in this prospectus are offering all of the shares of common stock in this offering. We are not offering any shares of common stock in this offering and we will not receive any of the proceeds from the sale of shares in this offering.

The number of shares purchased is based on shares of common stock outstanding as of September 30, 2013 after giving effect to the Reorganization. The discussion and table above exclude shares of common stock issuable upon exercise of outstanding options issued. If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders would be ***%, and the percentage of shares of our common stock held by new investors would be ***%. To the extent any outstanding options are exercised, new investors will experience further dilution. To the extent all *** outstanding options had been exercised as of September 30, 2013, the net tangible book value per share after this offering would be $*** and total dilution per share to new investors would be $***.

with substantial liquidity that enabled us to complete several significant acquisitions and conversions of consumer assets. In addition, because of our relationship with Santander, we are subject to the oversight of the Federal Reserve. We believe that this regulatory oversight has led us to develop and maintain extensive risk management and reporting procedures, and has helped us to continually adapt our business to meet the evolving regulatory requirements for consumer finance in the United States.

Experienced Management Team. We have a highly respected management team that is focused on the continued success and growth of our business. Our company is led by one of our founders, Thomas Dundon, who currently serves as our Chief Executive Officer. Mr. Dundon has approximately 20 years of experience in the consumer finance industry. In addition, Jason Kulas, our President and Chief Financial Officer, has approximately 18 years of experience in the financial services industry and seven years of experience as our Chief Financial Officer. Mr. Dundon maintains a meaningful equity stake in SCUSA and, after giving effect to this offering, he will continue to own approximately ***% of our outstanding common stock as well as options to purchase an additional ***% of our common stock. In addition, the remainder of our senior management team in the aggregate will own approximately ***% of our common stock and options to purchase an additional ***% of our common stock after this offering. Our senior management team brings an average of over 16 years of experience across the financial services and consumer industries. They have demonstrated their ability to ably steer the company through economic expansions as well as downturns, as evidenced by our strong financial performance during the 2008 and 2009 downturn. Our management team is fully committed to our entrepreneurial spirit, attracting and developing talent, the implementation of best practices in risk management, corporate governance, regulatory compliance, financial accountability and effective system control.

Our Business Strategy

Our primary goal is to create stockholder value by leveraging our systems, data, liquidity, and management. Our growth strategy is to increase market penetration in the consumer finance industry while deploying our capital and funding efficiently.

Expand Our Vehicle Finance Franchise

Organic Growth in Indirect Auto Finance. We have a deep knowledge of consumer behavior across the full credit spectrum and are a key player in the U.S. vehicle finance market. We have the ability to continue to increase our market penetration in the vehicle finance market, subject to attractive market conditions, via the number and depth of our relationships. We plan to achieve this in part through rolling out alliance programs with national vehicle dealer groups and financial institutions, including banks, credit unions, and other lenders, in both the prime and nonprime vehicle finance markets. Our technology-based platform enables us to integrate seamlessly with other originators and thereby benefit from their channels and brands. Additionally, we are evaluating new indirect auto finance opportunities across both North and South America.

Strategic Alliances with OEMs. We plan to expand our existing OEM relationships and develop future relationships with other OEMs to drive incremental origination volume. The loans and leases originated through Chrysler Capital should provide us with the majority of our near-term expected growth. In addition, the experience gained in lease and dealer financing can be applied to improve origination volume through the rest of our dealer base. Our relationship with Chrysler has accelerated our transformation into a full-service vehicle finance company that provides financial products and services to consumers and automotive dealers. In addition to the Chrysler Agreement, we have a pilot program with another OEM, pursuant to which we serve as a preferred finance provider for certain dealers in certain geographic markets.

Growth in Direct-to-Consumer Exposure. We are working to further diversify our vehicle finance product offerings by expanding our web-based, direct-to-consumer offerings. We are seeking to engage the consumer at the early stages of the car buying experience. Our RoadLoans.com program is a preferred finance resource for many major vehicle shopping websites, including Cars.com, AutoTrader.com, Kelley Blue Book, and eBay

grow at a rapid pace. HBOS plc helped develop Drive’s information technology infrastructure, compliance organization and data warehouse, which has been the backbone of our operational success in recent acquisitions. In 2006, HBOS plc and certain members of Drive Management, LP sold their interest to Santander, forming SCUSA Illinois.

In 2009, Santander contributed its interest in us to SHUSA and until December 31, 2011, we were owned 91.5% by SHUSA and 8.5% by Mr. Dundon. In late 2011, we completed an infusion of $1.16 billion in capital from funds managed by our private equity sponsors, Mr. Dundon, and our Chief Financial Officer. This resulted in the private equity sponsors owning approximately 24% of our stock, with SHUSA continuing to own approximately 65%, and Mr. Dundon owning approximately 11%.

In July 2013, Santander Consumer USA Holdings Inc. and SCUSA Merger Sub were formed solely for the purpose of effecting this offering. Immediately prior to the closing of this offering, SCUSA Merger Sub will merge with and into SCUSA Illinois, with SCUSA Illinois continuing as the surviving corporation and a wholly owned subsidiary and operating company of Santander Consumer USA Holdings Inc., the registrant. In the merger, all of the outstanding shares of common stock of SCUSA Merger Sub will be converted into shares of SCUSA Delaware common stock on a *** for *** basis. See “Reorganization.”

Our Products and Services

We offer vehicle-related financing products and services and, beginning in the first quarter of 2013, unsecured consumer financing.

Vehicle Finance

Our vehicle finance products and services include loans and leases to consumers and dealer loans.

Consumer Vehicle Loans

Our primary business is to indirectly originate vehicle loans through automotive dealerships throughout the United States. We currently do business with over 14,000 dealers, over 95% of whom are manufacturer-affiliated and the remainder of whom are selected large and reputable independent dealers. We use our risk-adjusted methodology to determine the price we pay the automotive dealer for the loan, which may be above or below the principal amount of the loan depending on characteristics such as the contractual APR, the borrower’s credit profile and the tenor of the loan. The consumer is obligated to make payments in an amount equal to the principal amount of the loan plus interest at the APR negotiated with the dealer. In addition, the consumer is also responsible for charges related to past-due payments. Dealers typically retain some portion of the finance charge as income. Our agreements with dealers place a limit on the amount of the finance charges they are entitled to retain. Although we do not own the vehicles we finance through loans, we hold a perfected security interest in those vehicles. Loans with below-market APRs are frequently offered through manufacturer incentive programs. The manufacturer will compensate the originator of these loans for the amount of the financing rate that is below market. These payments are called rate subvention. We are entitled to receive rate subvention payments as Chrysler’s preferred provider through the Chrysler Agreement.

Since 2008, we also have directly originated loans through our branded online RoadLoans.com platform, and we also periodically acquire large portfolios of loans. The loans acquired in bulk acquisitions have primarily been collateralized by automobiles. However, a small amount of such loans have been collateralized by marine and RVs. We generate revenue on these loans through finance charges.

Vehicle Leases

We acquire leases from Chrysler-affiliated automotive dealers and, as a result, become the titleholder for the leased car. The acquisition cost for these leases is based on the underlying value of the vehicle, the contractual

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the material elements of compensation awarded to, earned by, or paid to each of our executive officers who are included in the Summary Compensation Table, who we collectively refer to as our “named executive officers” or “NEOs” and focuses on the information contained in the following tables and related footnotes primarily for the fiscal year ended December 31, 2013 and, as such, neither this Compensation Discussion and Analysis nor the information in the following tables and related footnotes give effect to the Reorganization that will occur in fiscal year 2014, pursuant to which, immediately prior to the closing of this offering, SCUSA Merger Sub will merge with and into SCUSA Illinois, with SCUSA Illinois continuing as the surviving corporation and a wholly owned subsidiary and operating company of Santander Consumer USA Holdings Inc. In the merger, all of the outstanding shares of common stock of SCUSA Merger Sub and equity-based awards will be converted into shares and awards in respect of shares, as applicable, of Santander Consumer USA Holdings Inc. common stock on a *** for *** basis. See “Reorganization.”

For the fiscal year ended December 31, 2013, our NEOs were: (i) Thomas G. Dundon, Chief Executive Officer; (ii) Jason A. Kulas, President and Chief Financial Officer; (iii) Jason W. Grubb, Chief Operating Officer; (iv) Eldridge A. Burns, Jr., Chief Legal Officer and General Counsel; and (v) Richard Morrin, EVP, New Business.

Philosophy and Objectives of Our Executive Compensation Program. The fundamental principles that Santander and we follow in designing and implementing compensation programs for the NEOs are to:

•	attract, motivate, and retain highly skilled executives with the business experience and acumen necessary for achieving our long-term business objectives;

•	link pay to performance;

•	align, to an appropriate extent, the interests of management with those of our stockholders; and

•	support our core values, strategic mission, and vision.

We aim to provide a total compensation package that is comparable to that of other financial institutions in the geographic area in which the NEOs are located, taking into account publicly available information considered by our Chief Executive Officer and Chief Human Resources Officer; however, we did not engage in formal market or industry benchmarking in fiscal year 2013. Within this framework, SCUSA considers each component of each NEO’s compensation package independently; that is, SCUSA does not evaluate what percentage each component comprises of the total compensation package.

SCUSA took into account individual performance, level of responsibility, and track record within the organization in setting each named executive officer’s compensation for fiscal year 2013.

Process for Determining Executive Compensation

SCUSA Board of Directors. Our board of directors has oversight of, among other things, adoption, modification or termination of the terms within our executive equity-based incentive plan in which our NEOs participate and approval of amounts paid to the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer under the executive incentive program. Our board of directors also sets compensation for our Chief Executive Officer.

SCUSA Human Resources Department. Our human resources department has the authority and responsibility to oversee management performance reviews, and to prepare the management bonus pools for presentation to our board of directors. Our Executive Committee (which includes all of our NEOs), in partnership with our human resources department, also approves individual bonus awards to the extent that our board of directors delegates such powers and responsibilities.

SCUSA Management. Our Chief Executive Officer collaborates with our Chief Human Resources Officer in setting compensation for all of our NEOs other than our Chief Executive Officer.

Santander. While our NEOs were eligible to participate in Santander’s Performance Shares Plan in fiscal year 2013, no awards were granted to the NEOs under the Performance Shares Plan in fiscal year 2013, and no awards are anticipated to be granted to the NEOs under the Performance Shares Plan in the future.

Beginning in 2012, we granted stock options to certain executives and other employees under the Management Equity Plan. The following summarizes the assumptions used for estimating the fair value of stock options granted under the Management Equity Plan to employees for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Assumption
Risk-free interest rate	1.08%-1.13%	0.88%-1.28%	1.28%	n/a	n/a
Expected life (in years)	6.5	6.5	6.5	n/a	n/a
Expected volatility	50%-51%	66%-67%	66%	n/a	n/a
Dividend yield	0.38%	1.92%	1.92%	n/a	n/a
Weighted average grant date fair value	$17.50-$19.89	$14.83-$16.15	$14.87-$16.11	n/a	n/a

*	We did not issue stock options prior to 2012.

The risk-free interest rate assumption is based on observed interest rates for constant maturity U.S. Treasury securities consistent with the expected life of our employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. During the nine months ended September 30, 2013, we updated and expanded the list of comparable companies used to estimate expected volatility by including companies in our industry that had recently completed initial public offerings, and replacing some of the companies that had been used in prior periods with others that we believed to be more comparable to us in terms of size, business model or stage of development.

Our estimate of pre-vesting forfeitures, or forfeiture rate, is based on our analysis of historical behavior by stock option holders. The estimated forfeiture rate is applied to the total estimated fair value of the awards, as derived from the Black-Scholes model, to compute the stock-based compensation expense, net of pre-vesting forfeitures, to be recognized in our consolidated statements of operations.

Based upon an assumed initial public offering price of $*** per share, the midpoint of the range set forth on the cover of this prospectus, the aggregate intrinsic value of outstanding options to purchase shares of our common stock as of ***, 2014 was $*** million, of which $*** million related to vested options and $*** million to unvested options.

We value restricted stock based on the estimated fair value of our common stock on the date of grant. In 2013, we granted restricted stock to certain executives under the Omnibus Incentive Plan. The following summarizes the determinations made in estimating the fair value of restricted stock granted under the Omnibus Incentive Plan in 2013.

We are a private company with no active public market for our common stock. Therefore, in response to Section 409A of the Internal Revenue Code of 1986, as amended, related regulations issued by the Internal Revenue Service and accounting standards related to stock-based compensation, we have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” also known as the Practice Aid. We performed these contemporaneous valuations as of December 31, 2011, 2012, and 2013. In conducting the contemporaneous valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including management’s best

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, MANAGEMENT AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of December 31, 2013, after giving effect to the Reorganization, and as adjusted to reflect the sale of the shares of common stock by the selling stockholders in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Santander Consumer USA Inc., 8585 North Stemmons Freeway, Suite 1100-N, Dallas, Texas 75247. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on *** shares of common stock outstanding as of December 31, 2013, after giving effect to the Reorganization.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of unvested restricted stock because holders of unvested restricted stock under the Omnibus Incentive Plan hold the right to vote such stock, and we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2013. We, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Owned Before the Offering		Number of Shares Offered	Number of Shares Subject to Underwriters’ Option	Shares Owned After the Offering (no option exercise)		Shares Owned After the Offering (full option exercise)
Name of Beneficial Owner	Number	Percentage			Number	Percentage	Number	Percentage
Beneficial owners of 5% or more of our common stock:
DDFS LLC (1)	***	***	***	***	***	***	***	***
Santander Holdings USA, Inc. (2)	***	***	***	***	***	***	***	***
Sponsor Auto Finance Holdings Series LP	***	***	***	***	***	***	***	***
Directors and Named Executive Officers:
Thomas G. Dundon (3)	***	***	***	***	***	***	***	***
Jason Kulas (4)	***	***	***	***	***	***	***	***
Jason Grubb (5)	***	***	***	***	***	***	***	***
Eldridge A. Burns, Jr. (6)	***	***	***	***	***	***	***	***
Rich Morrin (7)	***	***	***	***	***	***	***	***
Gonzalo de Las Heras	***	***	***	***	***	***	***	***
Juan Carlos Alvarez	***	***	***	***	***	***	***	***
Roman Blanco	***	***	***	***	***	***	***	***
Stephen A. Ferriss	***	***	***	***	***	***	***	***
Matthew Kabaker	***	***	***	***	***	***	***	***
Tagar C. Olson	***	***	***	***	***	***	***	***
Alberto Sanchez	***	***	***	***	***	***	***	***
Juan Andres Yanes	***	***	***	***	***	***	***	***

	Shares Owned Before the Offering			Number of Shares Offered	Number of Shares Subject to Underwriters’ Option	Shares Owned After the Offering (no option exercise)		Shares Owned After the Offering (full option exercise)
Name of Beneficial Owner	Number	Percentage				Number	Percentage	Number	Percentage
Daniel Zilberman	***	*	**	***	***	***	***	***	***
All executive officers and directors as a group (21 persons)	***	*	**%	***	***	***	***	***	***
Other selling stockholders:
James W. Fugitt (8)	***	*	**	***	***	***	***	***	***
R. Michele Rodgers (9)	***	*	**	***	***	***	***	***	***
Michelle L. Whatley (10)	***	*	**	***	***	***	***	***	***
Hugo R. Dooner (11)	***	*	**	***	***	***	***	***	***
Jennifer Popp (12)	***	*	**	***	***	***	***	***	***
Brad Martin (13)	***	*	**	***	***	***	***	***	***

*	Represents less than 1% beneficial ownership
(1)	A Delaware limited liability company solely owned by our Chief Executive Officer, Thomas G. Dundon.
(2)	A wholly owned subsidiary of Santander.
(3)	Shares owned before the offering includes *** shares owned by DDFS LLC, *** shares of restricted stock, *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013 and *** shares held indirectly through Sponsor Auto Finance Holdings.
(4)	Shares owned before the offering includes *** shares of restricted stock, *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013 and *** shares held indirectly through Sponsor Auto Finance Holdings. Mr. Kulas intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.
(5)	Shares owned before the offering includes *** shares of restricted stock and *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Mr. Grubb intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.
(6)	Shares owned before the offering includes *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Mr. Burns intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.
(7)	Shares owned before the offering includes *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Mr. Morrin intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.
(8)	Shares owned before the offering includes *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Mr. Fugitt intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.
(9)	Shares owned before the offering includes *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Ms. Rodgers intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.
(10)	Shares owned before the offering includes *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Ms. Whatley intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.

(11)	Includes *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Mr. Dooner intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.
(12)	Includes *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Ms. Popp intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.
(13)	Includes *** stock options that are currently exercisable or are exercisable within 60 days of December 31, 2013. Mr. Martin intends to exercise *** options prior to this offering pursuant to a net exercise feature of such options assuming an initial public offering price of $*** per share, which represents the midpoint of the range set forth on the cover page of this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering. Reference is made to the more detailed provisions of the amended and restated certificate of incorporation and amended and restated bylaws, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. Because this is only a summary, it may not contain all the information that is important to you.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue              shares of common stock, $0.01 par value per share, and             shares of preferred stock, $0.01 par value per share. Immediately following the completion of this offering, we will have *** shares of common stock outstanding. There will be no shares of preferred stock outstanding immediately following this offering.

Common Stock

Voting Rights

Holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock will not have cumulative voting rights in the election of directors.

Dividend Rights

Holders of common stock will be entitled to ratably receive dividends if, as and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights

Upon liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of all liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters

The common stock will have no preemptive or conversion rights pursuant to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. There will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock will be fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the voting rights of the shares of the series (if any), the powers, preferences and relative, participation, optional or other special rights (if any), and

Listing

We have applied to have our common stock approved for listing on the NYSE under the symbol “SC.” Listing will be subject to our fulfilling all of the listing requirements of the NYSE, including the corporate governance standards applicable to controlled companies.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Issuances or sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such issuances or sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering and the Reorganization, we will have *** shares of common stock issued and outstanding. All of the *** shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act or are subject to a lock-up agreement (described below). Upon completion of this offering, approximately     % of our outstanding common stock will be held by “affiliates” as that term is defined in Rule 144 or be subject to a lock-up agreement (assuming no shares are sold in this offering to a holder that is subject to a lock-up agreement). The shares held by “affiliates” will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements and the provisions of Rules 144 and 701 under the Securities Act, additional shares will be available for sale as set forth below.

Registration Statement on Form S-8

In addition to the issued and outstanding shares of our common stock, we intend to file a registration statement on Form S-8 to register an aggregate of approximately *** shares of common stock reserved for issuance under our incentive programs. That registration statement will become effective upon filing and shares of common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates), subject to the lock-up agreements.

Lock-Up Agreements

See “Underwriting” for a description of lock-up agreements entered into with the underwriters in connection with this offering. Upon the completion of this offering, SHUSA will agree with Auto Finance Holdings to not sell or otherwise dispose of any shares of our common stock owned by SHUSA (other than to certain permitted transferees) for a period of twelve months following the completion of this offering.

Management Shareholder Agreements that we have entered into with certain of our officers and employees also provide that these officers and employees may not sell or otherwise dispose of our common stock for customary periods before and after an underwritten offering of shares of our common stock. See “Certain Relationships and Related Party Transactions — 2011 Investment.” In addition, the Management Shareholder Agreements provide for certain repurchase rights and restrictions, including that shares acquired in the Equity Transaction may not be transferred until December 31, 2016 and that certain shares acquired through the exercise of stock options may not be transferred for certain periods.

Registration Rights

Following the completion of this offering, pursuant to the Shareholders Agreement, our Principal Stockholders will have rights, subject to certain conditions, to require us to include their shares in registration statements that we may file for ourselves or other existing stockholders, and the Principal Stockholders will have demand registration rights. In addition, pursuant to the Management Shareholder Agreements, we have granted

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as global coordinators and joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Santander Investment Securities Inc.
Barclays Capital Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Wells Fargo Securities, LLC
KKR Capital Markets LLC
Sandler O’Neill & Partners, L.P.
Stephens Inc.
LOYAL3 Securities, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to *** additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our Principal Stockholders, our directors and certain of our officers have agreed, subject to certain exceptions, that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and J.P. Morgan Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the NYSE under the symbol “SC.”

The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Paid by Selling Stockholders
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $         and $        .

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

At our request, the underwriters have reserved up to 2% of the shares of common stock offered by this prospectus to be offered through the LOYAL3 platform at the initial public offering price. Purchases through the LOYAL3 platform will be in dollar amounts and may include fractional shares. The LOYAL3 platform is designed to facilitate participation of individual purchasers in initial public offerings in amounts of between $100 and $10,000. Any purchase of our common shares in this offering through the LOYAL3 platform will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors. Individual investors in the United States who are interested in purchasing common shares in this offering through the LOYAL3 platform may go to LOYAL3’s website for information about how to become a customer of LOYAL3, which is required to purchase common shares through the LOYAL3 platform. The LOYAL3 platform is available fee-free to investors, and is administered by LOYAL3 Securities, Inc., which is a U.S.-registered broker-dealer unaffiliated with our company. Sales of our common stock by investors using the LOYAL3 platform will be completed through a batch or combined order process typically only once per day. The LOYAL3 platform and information on the LOYAL3 website do not form a part of this prospectus.

Conflict of Interest

Because Santander Investment Securities Inc. and KKR Capital Markets LLC, underwriters for this offering, are under common control with us and certain of the selling stockholders and because affiliates of each of these underwriters will receive at least 5% of the proceeds of this offering, a conflict of interest under Financial Industry Regulatory Authority (“FINRA”) Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with this rule, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of due diligence with respect to this prospectus and the registration statement of which this prospectus is a part. Citigroup Global Markets Inc. has agreed to act as a qualified independent underwriter. In its role as a qualified independent underwriter, Citigroup Global Capital Markets Inc. has participated in due diligence and the preparation of this prospectus and the registration statement of which this prospectus is a part. Citigroup Global Capital Markets Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, neither Santander Investment Securities Inc. nor KKR Capital Markets LLC will confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

26

*** Shares

Santander Consumer USA Holdings Inc.

Common Stock

Prospectus

Global Coordinators and Joint Book-Running Managers

Citigroup	J.P. Morgan

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities	Santander

Barclays	Goldman, Sachs & Co.	Morgan Stanley	RBC Capital Markets

BMO Capital Markets	Credit Suisse	UBS Investment Bank	Wells Fargo Securities

Co-Managers

KKR	Sandler O’Neill + Partners, L.P.	Stephens Inc.	LOYAL3 Securities

                    , 2014

Until                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.